Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 5, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa McDonough

Re: RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281390; 811-23434); Response to Examiner Comments on N-CSR

Dear Ms. McDonough:

This letter responds to the staff’s comment that you provided on November 20, 2025, in connection with your review of the Fund’s above-referenced shareholder report (“Shareholder Report”) on Form N-CSR. For your convenience, we have repeated the comment below in bold, and our response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Shareholder Report, unless otherwise indicated.

1.	With respect to the significant returns of capital disclosed in the financial statements and in the 19(a) notices linked on the Fund's website, please consider modifying the tabular presentation of distribution information on the website to include monthly estimates of distributions comprising returns of capital to more clearly present the information to shareholders.

The Registrant will take this comment into consideration when updating the Fund’s website.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams